UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Canoo Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13803R 102

(CUSIP Number)

AFV PARTNERS SPV-4 LLC

2126 HAMILTON ROAD, SUITE 260

ARGYLE, TX 76226

TELEPHONE: 858-774-5879

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners SPV-4 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,359,387 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,359,387 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,359,387 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.3% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 3 to Schedule 13D/A is filed by AFV Partners SPV-4 LLC (“AFV-4”), AFV Management Advisors LLC (“AFV”), AFV Partners LLC (“AFV Partners”) and Tony Aquila (“Mr. Aquila”) (AFV-4, AFV, AFV Partners and Mr. Aquila are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by AFV-4. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-4. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4.

(3)	The percentage set forth above is calculated based on 237,491,189 shares of the Issuer’s Common Stock outstanding as of August 6, 2021.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Management Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,359,387 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,359,387 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,359,387 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.3% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 3 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by AFV-4. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-4. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4.

(3)	The percentage set forth above is calculated based on 237,491,189 shares of the Issuer’s Common Stock outstanding as of August 6, 2021.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,600,000 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,600,000 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,000 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.5% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 3 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents options to purchase an aggregate of 3,600,000 shares of the Issuer’s Common Stock. The options are owned by AFV Partners. Mr. Aquila is the sole member and manager of AFV Partners. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the options, and the shares to be acquired upon exercise thereof, held by AFV Partners.

(3)	The percentage set forth above is calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, using 237,491,189 shares of the Issuer’s Common Stock outstanding as of August 6, 2021, plus 3,600,000 shares of the Issuer’s Common Stock to be acquired upon the exercise of options held by AFV Partners.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Tony Aquila
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,000
	8.	Shared Voting Power 15,959,387 shares of Common Stock (2)
	9.	Sole Dispositive Power 35,000
	10.	Shared Dispositive Power 15,959,387 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,994,387 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 3 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The securities are owned as follows: (i) 12,359,387 shares of the Issuer’s Common Stock by AFV-4, (ii) options to acquire 3,600,000 shares of the Issuer’s Common Stock by AFV Partners, and (iii) 35,000 by Mr. Aquila. Mr. Aquila is the Chairman and Chief Executive Officer of AFV, which exercises ultimate voting and investment power with respect to the shares held by AFV-4, and is the sole member and manager of AFV Partners. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the securities held indirectly by AFV, and held of record by AFV-4, and those held directly by AFV Partners.

(3)	The percentage set forth above is calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, using the 237,491,189 shares of the Issuer’s Common Stock outstanding as of August 6, 2021, plus 3,600,000 shares of the Issuer’s Common Stock to be acquired upon the exercise of options held by AFV Partners.

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2020, as amended and supplemented by Amendment No. 1 filed with the Commission on May 21, 2021 and (ii) Amendment No. 2 filed on September 23, 2021 (the “Statement”), is hereby further amended and supplemented by this Amendment No. 3 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

The information furnished in Item 6 of this Amendment is incorporated into this Item 4 by reference. AFV Partners SPV-7 LLC, a Delaware limited liability company and an affiliate of AFV Partners (“AFV-7”), has agreed, subject to certain customary closing conditions, to acquire the shares of the Issuer’s Common Stock pursuant to the transaction described under Item 6 of this Amendment for investment purposes.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following:

On October 6, 2021, AFV-7 entered into a stock purchase agreement (the “Purchase Agreement”) with DD Global Holdings Limited to purchase 53.6 million shares of the Issuer’s Common Stock beneficially owned by DD Global Holdings Limited for a purchase price of approximately $6.53 per share, subject to certain customary closing conditions.

AFV Partners’ option to purchase 2.4 million shares at a price of $5.83 per share pursuant to the previously disclosed Option Agreement, dated May 18, 2021, between AFV Partners and DD Global Holdings Limited will not be exercised in connection with the transactions contemplated in the Purchase Agreement, and the Option Agreement will remain in place.

The approximately 25.9 million shares that will be retained by DD Global (which number does not include earnout shares that may be issued to DD Global and Champ Key) and that will not be purchased by AFV-7 are subject to certain transfer restrictions under a lockup and right of first refusal agreement dated October 6, 2021 (the “Lockup Agreement”) until the earlier of (i) the completion of an equity offering by the Issuer and (ii) the six-month anniversary of the date of the Lockup Agreement, subject to waiver by the Board of Directors of the Issuer and customary exemptions. During the lockup period, AFV-7 will have a right of first refusal to purchase the shares retained by DD Global at the same price and subject to the same terms and conditions pursuant to a bona fide offer to purchase by third parties. The exercise of the right of first refusal would not require approval of the Board of Directors of the Issuer.

The parties anticipate that upon consummation of the proposed transaction contemplated by the Purchase Agreement (if and when it is consummated), DD Global will satisfy all of the ownership limitations set forth under that certain National Security Agreement, dated December 18, 2020, by and among the Issuer, DD Global and on behalf of the CFIUS, the U.S. Departments of Defense, Justice, and the Treasury as the CFIUS Monitoring Agencies, which requires DD Global to reduce its ownership in the Issuer or transfer all shares of the Issuer’s Common Stock beneficially owned by it to a voting trust, if DD Global owns Issuer shares in excess of certain levels as of certain future dates.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented to add the following exhibit:

A.	Agreement regarding filing of joint Schedule 13D, dated October 6, 2021
B.	Stock Purchase Agreement by and between AFV Partners SPV-7 LLC and DD Global Holdings Limited, dated October 6, 2021
C.	Lock-Up and Right of First Refusal Agreement by and between DD Global Holdings Limited, Champ Key Limited and AFV Partners SPV-7 LLC, dated October 6, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2021

AFV Partners SPV-4 LLC

By:	Tony Aquila, by /s/ Michael Fielkow, Attorney-in-Fact
Tony Aquila, President and Chief Executive Officer

AFV Management Advisors LLC

By:	Tony Aquila, by /s/ Michael Fielkow, Attorney-in-Fact
Tony Aquila, Managing Member

AFV Partners LLC

By:	Tony Aquila, by /s/ Michael Fielkow, Attorney-in-Fact
Tony Aquila, Manager

Tony Aquila, by /s/ Michael Fielkow, Attorney-in-Fact
Tony Aquila